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                          SECURITIES AND EXCHANGE COMMISSION
                                 WASHINGTON, DC 20549


                                     FORM 12B-25

                                                 Commission File Number: 1-14160
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                             NOTIFICATION OF LATE FILING

(Check one):

/  / Form 10-K    /  / Form 11-K    /  / Form 20-F      / X/ Form 10-Q
/  / Form N-SAR
    For Period Ended: September 30, 1997
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/  /   Transition Report on Form 10-K    /  / Transition Report on Form 10-Q
/  /   Transition Report on Form 20-F    /  / Transition Report on Form N-SAR
/  /   Transition Report on Form 11-K
    For Period Ended:
                     ---------------------------------

READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                                        PART I
                               REGISTRATION INFORMATION

Full name of registrant: HelpMate Robotics Inc.
                         ----------------------

Former name if applicable:
                          ------------------------

Address of principal executive ofice (STREET AND NUMBER): Shelter Rock Lane
                                                          -----------------

City, state and zip code: Danbury, Connecticut 06810
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                                       PART II
                               REULT 12B-25 (B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed


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(Check box if appropriate.) /X/

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable

                                       PART III
                                      NARRATIVE

    State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period (attach extra sheets if needed).

On August 15, 1997, the Company downsized from 38 employees to 13 employees. As a result, the accounting staff has been reduced to an accounts payable person. We are in the process of preparing the third quarter financial statements with the assistance of outside consultants. We will file our Form 10Q qs soon as it is completed.


                                       PART IV
                                  OTHER INFORMATION

    (1) name and telephone number of person to contact in retard to this notification:

Thomas K. Sweeny, President        (203)                 798-8988
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(Name)                         (Area Code)        (Telephone Number)

    (2) Have all other period reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter prior that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s)

                                                  / X / Yes            /   / No

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    (3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

                                                  / X / Yes            /   / No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Part III above.



                                HelpMate Robotics Inc.
                                ----------------------
                     (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunder duly authorized.



November 11, 1997                      /s/ Thomas K. Sweeny
                                       -----------------------------------
                                       Thomas K. Sweeny,
                                       President, and Chief Executive Office